EXHIBIT 99.8

Media Release
Rio Tinto secures $1.175 billion financing package for Rincon lithium project in Argentina
11 March 2026

NEW YORK--(BUSINESS WIRE)-- Rio Tinto has secured a $1.175 billion financing package from four international lenders to support development of the Rincon lithium project in Argentina’s Salta Province.
The package comprises loans from the International Finance Corporation (IFC), IDB Invest, Export Finance Australia (EFA) and the Japan Bank for International Cooperation (JBIC).

The proceeds will be used to support development of the $2.5 billion Rincon lithium project, which is targeting approximately 60,000 tonnes1 of annual battery grade lithium carbonate capacity.

Construction of the plant started last year including camp expansion works and development of site infrastructure. First production is expected in 2028 with a three-year ramp-up to full capacity. Rincon is expected to have a 40-year mine life.

Rio Tinto’s Chief Executive Aluminium & Lithium Jérôme Pécresse said: “This financing package broadens our funding sources for the Rincon project and supports the continued execution of our lithium growth pipeline, which is underpinned by the attractive long-term outlook driven by the energy transition. We appreciate the strong support from IFC, IDB Invest, Export Finance Australia and JBIC as we progress the Rincon project.”

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1 A production target of approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled “Rincon Project Mineral Resources and Ore Reserves: Table 1”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput.

View source version on businesswire.com: https://www.businesswire.com/news/home/20260310987081/en/

Media Release

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